SHUMATE INDUSTRIES, INC.
12060 FM 3083
Conroe, Texas 77301
(936) 539-9533

January 29, 2007

VIA EDGAR

Jennifer Hardy
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Shumate Industries, Inc. (the “Registrant”)
File No. 333-139732 (the “Registration Statement”)

Dear Ms. Hardy:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests acceleration of effectiveness of its Registration Statement so that it will become effective at 4:30 p.m. on Tuesday, January 30, 2007 or as soon as practicable thereafter.

The Registrant acknowledges that:

1.    Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.    The Registrant may not assert the Commission’s comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please feel free to contact me at your earliest convenience.

Very truly yours,

/s/ Matthew C. Flemming

Matthew C. Flemming
Chief Financial Officer

cc: Jody R. Samuels, Esq.